UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING REVISIONS TO THE SCOPE OF NTT’S AUTHORIZED STOCK REPURCHASES

On November 7, 2014, the registrant filed with the Tokyo Stock Exchange a notice concerning revisions to the scope of the stock repurchase authorized at its board of directors’ meeting held on May 13, 2014. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President
Investor Relations Office

Date: November 7, 2014

November 7, 2014

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

NOTICE REGARDING REVISIONS TO THE SCOPE OF AUTHORIZED STOCK REPURCHASES

(Under the provisions of NTT’s Articles of Incorporation pursuant to Paragraph 2, Article 165 of the Companies Act of Japan)

As previously announced, Nippon Telegraph and Telephone Corporation (“NTT”) authorized the repurchase of shares of its common stock at a meeting of its board of directors held on May 13, 2014 pursuant to Article 156 of the Companies Act of Japan, as applied pursuant to Paragraph 3, Article 165 of the Companies Act of Japan. NTT hereby announces that, pursuant to a resolution of a meeting of its board of directors held today, it has revised this authorization as follows:

1.	Reason for Changes:

To improve capital efficiency and to enable the flexible implementation of NTT’s capital policy in response to the changing business environment.

2.	Details of Changes:

The relevant changes to the authorization are underlined.

	Original	Revised
(i) Total number of shares to be repurchased	Up to 44 million shares of common stock (Ratio to the number of outstanding shares: 3.96%)	Up to 51 million shares of common stock (Ratio to the number of outstanding shares: 4.60%)
(ii) Aggregate repurchase amount	Up to 250 billion yen	Up to 350 billion yen
(iii) Period for repurchases	July 1, 2014 ~ March 31, 2015	November 10, 2014 ~ June 30, 2015
(iv) Method of repurchases	Through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3) (Planned)	Through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3) and market trading transactions on the Tokyo Stock Exchange (Planned)

(For reference) Number of shares of treasury stock (as of September 30, 2014):

Number of outstanding shares (excluding shares of treasury stock):	1,109,617,382 shares
Number of shares of treasury stock:	27,079,853 shares

For further inquiries, please contact:

Takuro Hanaki
Investor Relations Office
Finance and Accounting Department Nippon Telegraph and Telephone Corporation
TEL: +81-3-6838-5481